SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English) 6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	(Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT

99.1	11 October 2005	Anti-trust investigation: European Commission

99.2	18 October 2005	Capital project: Rio Tinto commits to new phase of iron ore expansion

99.3	19 October 2005	Operations review: Third quarter 2005 operations review

99.4	20 October 2005	Share buy back: Purchase of own securities

99.5	21 October 2005	Share buy back: Purchase of own securities

99.6	26 October 2005	Share buy back: Purchase of own securities

99.7	27 October 2005	Operations review: Increase in Ranger mine’s reserves and resources

99.8	27 October 2005	Share buy back: Purchase of own securities

99.9	28 October 2005	Share buy back: Purchase of own securities

99.10	31 October 2005	Share buy back: Purchase of own securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless
Name	A V Lawless	Name	A V Lawless
Title	Secretary	Title	Assistant Secretary

Date	3 November 2005	Date	3 November 2005